SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Inuvo, Inc. (f/k/a Kowabunga! Inc.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46122W105

(CUSIP Number)

Martin D. Sklar, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bridgehampton Arbitrage LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

2,450,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,450,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,450,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bridgehampton Monument Fund LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

1,800,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,800,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,800,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bridgehampton Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

11,474,350

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

11,474,350

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,474,350

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kenneth E. Lee

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

11,474,350

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

11,474,350

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,474,350

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%

14.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Charles D. Morgan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

11,474,350

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

11,474,350

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,474,350

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%

14.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock of Inuvo, Inc. beneficially owned by the Reporting Persons (as defined below) as of December 28, 2009 and amends and supplements the Schedule 13D filed originally on May 5, 2009 (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 1.	Security and Issuer.

This statement relates to the shares of Common Stock, $0.001 par value (“Common Stock”), of Inuvo, Inc. (f/k/a Kowabunga! Inc.) (the “Issuer”). The Issuer’s principal executive office is located at 15550 Lightwave Drive, 3rd Floor, Clearwater, Florida 33760.

ITEM 2.	Identity and Background.

(a)-(c) and (f)     The names of the persons filing this statement on Schedule 13D (collectively, the “Reporting Persons”) are:

-	Bridgehampton Arbitrage LLC, a Delaware limited partnership (the “Arbitrage Fund”).
-	Bridgehampton Monument Fund LLC, a Delaware limited liability company (the “Monument Fund”).
-	Bridgehampton Capital Management LLC, a New York limited liability company (“BCM”).
-	Kenneth E. Lee, a citizen of the United States (“Mr. Lee”).
-	Charles D. Morgan, a citizen of the United States (“Mr. Morgan”).

BCM is the sole manager of the Arbitrage Fund and the Monument Fund and the manager of a separate account for Mr. Morgan (the “Separately Managed Account”). Mr. Lee is the managing member of BCM. Mr. Morgan, a member of BCM, has joint trading authority with respect to the shares of Common Stock held by the Arbitrage Fund, the Monument Fund and in the Separately Managed Account. BCM and Mr. Lee may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Arbitrage Fund, the Monument Fund and the Separately Managed Account. BCM and Mr. Morgan may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Separately Managed Account.

The business address of each of the Arbitrage Fund, the Monument Fund, BCM and Mr. Lee is 7 Trademans Path, Suite 6, Box 1521, Bridgehampton, NY 11932.

The business address for Mr. Morgan is 3530 Gillespie Street, Dallas, Texas 75219.

The principal business of each of the Arbitrage Fund and Monument Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account.

The principal business of BCM is serving as the Manager of the Arbitrage Fund and the Monument Fund.

Mr. Lee’s principal occupation is serving as a managing member of BCM.

Mr. Morgan’s principal occupation is trading in securities and as a member of BCM.

(d)        During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Arbitrage Fund acquired the securities reported herein at a cost of $414,388 (including commissions). The funds used to purchase these securities were obtained from the general working capital of the Arbitrage Fund and margin account borrowings made in the ordinary course of business, although the Arbitrage Fund cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

The Monument Fund acquired the securities reported herein at a cost of $450,000 (no commissions). The funds used to purchase these securities were obtained from the general working capital of the Monument Fund and margin account borrowings made in the ordinary course of business, although the Monument Fund cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

The Separately Managed Account acquired the securities reported herein at a cost of $1,315,952 (including commissions). The funds used to purchase these securities were obtained from Mr. Morgan’s personal funds and margin account borrowings made in the ordinary course of business, although Mr. Morgan cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

ITEM 4.	Purpose of Transaction.

The following supplements Item 4 of the Schedule 13D:

On June 18, 2009, Mr. Morgan was elected to serve as a Class I director of the Issuer.

ITEM 5.	Interest in Securities of the Issuer.
(a)	The Reporting Persons’ beneficial ownership is as follows:

(i)        The Arbitrage Fund owns 2,450,000 shares of Common Stock representing 2.9% of all of the outstanding shares of Common Stock.

(ii)        The Monument Fund owns 1,800,000 shares of Common Stock representing 2.1% of all of the outstanding shares of Common Stock.

(iii)       BCM may be deemed to be the beneficial owner of the 4,250,000 shares of Common Stock held by the Arbitrage Fund and Monument Fund and an additional 7,224,350 shares of Common Stock held by the Separately Managed Account, representing in the aggregate 13.6% of all the outstanding shares of Common Stock.

(iv)       Mr. Lee and Mr. Morgan may each be deemed to be the beneficial owner of the 11,474,350 shares of Common Stock beneficially owned by BCM, representing 13.6% of all the outstanding shares of Common Stock.

(v)        Collectively, the Reporting Persons beneficially own 11,474,350 shares of Common Stock representing 13.6% of all of the outstanding shares of Common Stock.

(b)        The Arbitrage Fund, BCM and Mr. Lee have shared power to vote or direct the vote of the 2,450,000 shares of Common Stock held by the Arbitrage Fund.

The Monument Fund, BCM and Mr. Lee have shared power to vote or direct the vote of the 1,800,000 shares of Common Stock held by the Monument Fund.

BCM, Mr. Lee and Mr. Morgan have shared power to vote or direct the vote of the 7,224,350 shares of Common Stock held by the Separately Managed Account.

The Arbitrage Fund, BCM, Mr. Lee and Mr. Morgan have shared power to dispose or direct the disposition of the 2,450,000 shares of Common Stock held by the Arbitrage Fund.

The Monument Fund, BCM, Mr. Lee and Mr. Morgan have shared power to dispose or direct the disposition of the 1,800,000 shares of Common Stock held by the Monument Fund.

BCM, Mr. Lee and Mr. Morgan have shared power to dispose or direct the disposition of the 7,224,350 shares of Common Stock held by the Separately Managed Account.

(c)        The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto. No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during such period.

(d)	Not applicable.
(e)	Not applicable.
ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Morgan received options under the Issuer’s Long Term Incentive Plan exercisable for 200,000 shares of Common Stock. The options were issued on August 3, 2009 and one-third of the total grant vests each year over three years. None of these options are currently exercisable.

Except as described in Item 4 and in this Item 6, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

Schedule 1 – Transactions Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned each certifies that the information with respect to him or it set forth in this statement is true, complete and correct.

Dated:	December 30, 2009

BRIDGEHAMPTON ARBITRAGE LLC
Bridgehampton Capital Management LLC, as Manager

By: /s/ Kenneth E. Lee
Kenneth E. Lee, Managing Member

BRIDGEHAMPTON MONUMENT FUND LLC
Bridgehampton Capital Management LLC, as Manager

By: /s/ Kenneth E. Lee
Kenneth E. Lee, Managing Member

BRIDGEHAMPTON CAPITAL MANAGEMENT LLC

By: /s/ Kenneth E. Lee
Kenneth E. Lee, Managing Member

/s/ Kenneth E. Lee
Kenneth E. Lee

/s/ Charles D. Morgan
Charles D. Morgan

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Inuvo, Inc. (f/k/a Kowabunga! Inc.) dated as of December 30, 2009 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	December 30, 2009

BRIDGEHAMPTON ARBITRAGE LLC
Bridgehampton Capital Management LLC, as Manager

By: /s/ Kenneth E. Lee
Kenneth E. Lee, Managing Member

BRIDGEHAMPTON MONUMENT FUND LLC
Bridgehampton Capital Management LLC, as Manager

By: /s/ Kenneth E. Lee
Kenneth E. Lee, Managing Member

BRIDGEHAMPTON CAPITAL MANAGEMENT LLC

By: /s/ Kenneth E. Lee
Kenneth E. Lee, Managing Member

/s/ Kenneth E. Lee
Kenneth E. Lee

/s/ Charles D. Morgan
Charles D. Morgan

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Bridgehampton Arbitrage LLC during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)
12/28/2009	Common	1,200,000	$0.25

The following transactions were effected by Bridgehampton Monument Fund LLC during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)
12/28/2009	Common	1,800,000	$0.25

The following transactions were effected by the Separately Managed Account during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)
12/28/2009	Common	3,023,000	$0.25